                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934*



                       BAYARD DRILLING TECHNOLOGIES, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)



                                  072700 10 7
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                                 (CUSIP Number)




*The remainder of this cover page should be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                                Page 1 of 10

The Exhibit Index is located on Page 9.
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CUSIP NO. 072700 10 7               13 G            PAGE 2 OF 10 PAGES
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

------------------------------------------------------------------------------------------------------------------------
  1    NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Carl B. Anderson, III

-----------------------------------------------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                         (a)[ ]
                                                                                                                 (b)[x]

-----------------------------------------------------------------------------------------------------------------------
  3    SEC USE ONLY


-----------------------------------------------------------------------------------------------------------------------
  4    CITIZENSHIP OR PLACE OF ORGANIZATION

       United States
-----------------------------------------------------------------------------------------------------------------------
                     5    SOLE VOTING POWER
     NUMBER OF
                          270,000 shares
      SHARES         --------------------------------------------------------------------------------------------------
                     6    SHARED VOTING POWER
    BENEFICIALLY
                          1,018,000 shares
      OWNED BY       --------------------------------------------------------------------------------------------------
                     7    SOLE DISPOSITIVE POWER
       EACH
                          100,000 shares
     REPORTING       --------------------------------------------------------------------------------------------------
                     8    SHARED DISPOSITIVE POWER
      PERSON

       WITH               1,018,000 shares
-----------------------------------------------------------------------------------------------------------------------
  9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        1,288,000 shares
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 10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*                                        [x]

-----------------------------------------------------------------------------------------------------------------------
 11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

        7.1%
-----------------------------------------------------------------------------------------------------------------------
 12    TYPE OF REPORTING PERSON*

        IN
-----------------------------------------------------------------------------------------------------------------------

                     *SEE INSTRUCTION BEFORE FILLING OUT!





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CUSIP NO. 072700 10 7               13 G            PAGE 3 OF 10 PAGES

-----------------------------------------------------------------------------------------------------------------------
  1    NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       AnSon Partners Limited Partnership
-----------------------------------------------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                         (a)[ ]
                                                                                                                 (b)[x]
-----------------------------------------------------------------------------------------------------------------------
  3    SEC USE ONLY
-----------------------------------------------------------------------------------------------------------------------
  4    CITIZENSHIP OR PLACE OF ORGANIZATION

        4005 Northwest Expressway, Suite 400E, Oklahoma City, Oklahoma 73116
-----------------------------------------------------------------------------------------------------------------------
     NUMBER OF       5    SOLE VOTING POWER

      SHARES              0 shares
                     --------------------------------------------------------------------------------------------------
    BENEFICIALLY     6    SHARED VOTING POWER

      OWNED BY            1,018,000 shares
                     --------------------------------------------------------------------------------------------------
        EACH         7    SOLE DISPOSITIVE POWER

     REPORTING            0 shares
                     --------------------------------------------------------------------------------------------------
      PERSON         8    SHARED DISPOSITIVE POWER

       WITH               1,018,000 shares
-----------------------------------------------------------------------------------------------------------------------
  9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        1,018,000 shares
-----------------------------------------------------------------------------------------------------------------------
 10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*                                        [x]

-----------------------------------------------------------------------------------------------------------------------
 11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

        5.6%
-----------------------------------------------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON*

        PN
-----------------------------------------------------------------------------------------------------------------------

                     *SEE INSTRUCTION BEFORE FILLING OUT!

                           STATEMENT ON SCHEDULE 13G


         This statement on Schedule 13G relates to the common stock, par value $.01 per share ("Common Stock"), of Bayard Drilling Technologies, Inc., a Delaware corporation (the "Company"), and is filed (i) by Carl B. Anderson, III ("Mr. Anderson") as the direct (as to 270,000 shares) and indirect (as to 1,018,000 shares) beneficial owner of the shares of Common Stock reported as beneficially owned in this statement, and (ii) AnSon Partners Limited Partnership ("APLP"), as the direct (as to 1,018,000 shares) beneficial owner of such shares.

ITEM 1.  NAME OF ISSUER.

         (a)      The name of the issuer is Bayard Drilling Technologies, Inc.

         (b) The address of the principal executive office of the issuer is 4005 Northwest Expressway, Suite 550E, Oklahoma City, Oklahoma 73116.

ITEM 2.  NAME OF PERSON FILING.

         (a) This statement on Schedule 13G is filed jointly by Mr. Anderson and APLP.

         (b) The address of the principal business office of Mr. Anderson and APLP is 4005 Northwest Expressway, Suite 400E, Oklahoma City, Oklahoma 73116.

         (c) Mr. Anderson is a United States citizen. APLP is a limited partnership formed under the laws of Oklahoma.

         (d) The class of securities to which this statement relates is the Common Stock of the Company.

         (e)      The CUSIP number for the Common Stock is 072700 10 7.

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR 13D-2(B), CHECK WHETHER THE PERSON FILING IS A:

         This item is inapplicable.

ITEM 4.  OWNERSHIP.

         (a)      (i)     Amount beneficially owned by Mr. Anderson as of
                          December 31, 1997:  1,288,000 shares.

                  (ii) Amount beneficially owned by APLP as of December 31, 1997: 1,018,000

         (b)      (i)     Percent of class beneficially owned by Mr. Anderson
                          as of December 31, 1997:  7.1%





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
                  (ii) Percent of class beneficially owned by APLP as of December 31, 1997: 5.6%

         (c)      Number of shares as to which the reporting person has:

                  (i)     sole power to vote or direct the vote:

                          (a)      Mr. Anderson:    270,000

                          (b)      APLP:            0

                  (ii)    shared power to vote or direct the vote:

                          (a)      Mr. Anderson:    1,018,000

                          (b)      APLP:            1,018,000

                  (iii)   sole power to dispose or to direct the disposition of:

                          (a)      Mr. Anderson:         100,000

                          (b)      APLP:                 0

                  (iv) shared power to dispose or to direct the disposition of:

                          (a)      Mr. Anderson:         1,018,000

                          (b)      APLP:                 1,018,000

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

         This item is inapplicable.

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

         This item is inapplicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

         This item is inapplicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

         Mr. Anderson is the managing general partner of AnSon Partners Limited Partnership, which is a party to the Second Amended and Restated Stockholders





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         and Voting Agreement (the "Stockholders' Agreement"), dated as of
         October 16, 1997, by and among the Company, AnSon Partners Limited Partnership, Energy Spectrum Partners LP and DLB Oil and Gas, Inc., as amended, which agreement is filed as Exhibit 2 hereto.

         Under the terms of the Stockholders' Agreement, the parties have agreed
         (i) the Board of Directors shall consist of no more than ten members,
         (ii) Energy Spectrum shall have the right to designate one nominee for director as long as it owns at least (a) 5% of the outstanding Common Stock of the Company, (b) 50% in principal amount of the Subordinated Notes purchased in the May Financing or (c) 600,000 shares of Common Stock, (iii) Anadarko shall have the right to designate one nominee for director as long as it owns at least (a) 5% of the outstanding Common Stock of the Company or (b) 600,000 shares of Common Stock, and (iv) DLB shall have the right to designate one nominee for director as long as it owns at least 5% of the outstanding Common Stock of the Company.

         The parties to the Stockholders' Agreement are obligated to vote all of their voting securities (including certain Common Stock Equivalents) of the Company for these designees. The parties to the Stockholders' Agreement in the aggregate own approximately 29.3% of the outstanding shares of the Common Stock.

         Mr. Anderson and APLP disclaim beneficial ownership of the shares of Common Stock held by any other party to the Stockholders' Agreement.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP.

         This item is inapplicable.

ITEM 10. CERTIFICATION.

         This item is inapplicable.

EXHIBITS
         Exhibit 1
         ---------        Joint Filing Agreement dated February 10, 1998 between Carl B. Anderson, III and AnSon Partners
                          Limited Partnership.

         Exhibit 2
         ---------        Stockholders' Agreement, dated as of October 16, 1997, by and among the Company, AnSon Partners
                          Limited Partnership, Energy Spectrum Partners LP and DLB Oil and Gas, Inc., (Incorporated by
                          reference to Exhibit 9.1 to the Company's Registration Statement on Form S-1 (Registration No.
                          333-34451)).  First Amended Stockholders' Agreement, dated as of November 4, 1997, by and among the Company, AnSon Partners Limited Partnership, Energy Spectrum Partners LP and DLB Oil and
                          Gas, Inc., (Incorporated by reference to Exhibit 9.2 to the Company's Registration Statement on
                          Form S-1 (Registration No. 333-34451)).





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                                   SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 10, 1998



                                           CARL B. ANDERSON, III



                                           /s/ Carl B. Anderson, III
                                           -------------------------------
                                           Carl B. Anderson, III

                                   SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 10, 1998



                                                ANSON PARTNERS LIMITED
                                                PARTNERSHIP



                                                /s/ Carl B. Anderson, III
                                                ------------------------------
                                                Carl B. Anderson, III
                                                Managing General Partner

                                 EXHIBIT INDEX

EXHIBIT                                                                       PAGE NO.
Exhibit 1
---------           Joint Filing Agreement dated February 10, 1998              10
                    between Carl B. Anderson, III and AnSon Partners
                    Limited Partnership.


Exhibit 2
---------           Stockholders' Agreement, dated as of October 16,
                    1997, by and among the  Company, AnSon Partners
                    Limited Partnership, Energy Spectrum Partners LP and
                    DLB Oil and Gas, Inc., (Incorporated by reference to
                    Exhibit 9.1 to the Company's Registration Statement
                    on Form S-1 (Registration No. 333-34451)).  First
                    Amended Stockholders' Agreement, dated as of
                    November 4, 1997, by and among the Company, AnSon
                    Partners Limited Partnership, Energy Spectrum
                    Partners LP and DLB Oil and Gas, Inc., (Incorporated
                    by reference to Exhibit 9.2 to the Company's
                    Registration Statement on Form S-1 (Registration No.
                    333-34451)).                                                 6



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